Mail Stop 3561

December 17, 2009

Mr. Tong Liu
Chief Executive Officer
SOKO Fitness & Spa Group, Inc.
No. 194, Guogeli Street, Harbin,
Heilongjiang Province, China 150001

> **Re:** **Soko Fitness & Spa Group, Inc.**
> **Amendment No. 5 to Form S-1**
> **Filed December 4, 2009**
> **File No. 333-151563**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.	We reviewed your responses to comments 18 through 31 in our letter dated October 26, 2009. Please amend the following periodic reports to address the comments issued below to the extent applicable as well as comments previously issued in our letters dated August 12, 2009 and October 26, 2009:

- Annual Report on Form 10-K for the fiscal year ended May 31, 2009;

- Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2009; and

- Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2009, as amended.

	Please note that all comments relating to these periodic reports must be resolved before you request acceleration of the effective date of this registration statement.

Prospectus Summary, page 1

Business, page 1

2.   We reviewed your response to comment three in our letter dated October 26, 2009
        and the company's internally prepared market research. In light of the fact that
        several of your competitors have more spas and fitness centers than you do,
        please provide the information presented in your peer analysis research for your
        spas and fitness centers. We may have further comment.

Risk Factors, page 7

3.   Please remove any mitigating language from your risk factors. For example, see
        your risk factor "Our controlling shareholder has potential conflicts of interest
        …" on page 14, "We derive all of our sales in China …" on page 16 and
        "Currency fluctuations and restrictions on currency exchange …" on page 17.

4.   We note that several risk factors appear to describe the same risk. Please revise to
        clarify the distinction between the two risks or omit the redundant disclosure. For
        example, please compare the following risk factors:

- "Third parties may infringe on our brand and other intellectual property rights,
  which may have an adverse impact on our business" on page 11 and "It may
  be difficult to protect and enforce our intellectual property rights under PRC
  laws" on page 22; and

- "New rules, including those contained in and issued under the Sarbanes-Oxley
  Act, may make it difficult for us to retain or attract qualified officers and
  directors, which could adversely affect the management of our business and
  our ability to obtain or retain listing of our common stock" on page 13 and
  "We may have difficulty establishing adequate management, legal and
  financial controls in the PRC" on page 22.

        The foregoing are merely examples. Please revise your prospectus, as
        appropriate, to avoid duplicative risk factor disclosure.

Risks Associated With Doing Business in China, page 16

We must comply with the Foreign Corrupt Practices Act, page 21

5.   In an appropriate place in your prospectus, please disclose any policies or procedures you have established to safeguard against violations of the Foreign Corrupt Practices Act. Please also disclose how you monitor compliance by your subsidiaries and consolidated variable interest entities with any such policies or procedures.

Management's Discussion and Analysis of Financial Condition and Results …, page 28

Our Business, page 28

6.   We reviewed your disclosure in your risk factor "Our labor costs are likely to increase as a result of changes in Chinese labor laws" on page 20. In addition, in the last paragraph under the heading "Net Income Attributable to SOKO Fitness and Spa Group, Inc." on page 36 and elsewhere in your prospectus, you disclose that you "have begun to implement some significant growth and expansion plans in existing and new facilities that, [you] believe, will result in higher net income in the long run" but that "as [you] undergo these changes in [your] business, [you] believe [you] will incur significant increases in [your] operating expenses, mainly due to construction costs, increased rent expenses, salaries and benefit costs and sales commissions." Under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations," please disclose as a known trend your expected increase in labor costs as well as the significant increases in your operating expenses related to your growth and expansion plans or tell us why it is not appropriate to do so. Please provide more insight into the existence and effects on future operations and financial condition of these trends. Please also link this discussion to your liquidity and capital resources, so that readers can appreciate how much you have budgeted for these costs and how you intend to finance them.

Executive Compensation, page 55

Director Compensation, page 55

7.   We reviewed your revised disclosure under this heading. Please clarify the duration of the period you used to determine the volume weighted average price that you used as an exercise price for the options granted to Mr. Kory.

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-29

8.   Please revise to reconcile net income rather than net income attributable to SOKO
        Fitness & Spa Group, Inc. to net cash flows from operating activities. Please
        similarly revise the statement on page F-6. Refer to paragraphs 28 – 29 of SFAS
        95 (FASB ASC 230-10-45-28 and 230-10-45-29).

Notes to Consolidated Financial Statements, page F-31

Note 2 – Summary of Significant Accounting Policies, page F-33

9.   We note your disclosure on pages 11 and 12 that business insurance is not readily
        available in the PRC and that you are exposed to risks of losses that may result
        from business interruptions, injury to others, including employees, and damage to
        property. Please disclose your accounting policies with respect to uninsured
        losses from injury to others or other losses from events that occur prior to the date
        of your financial statements. Refer to SFAS 5 (FASB ASC 450-20-25).

Note 20 – Quarterly Data (Unaudited), page F-51

10.   We note you have provided revised financial data for the quarters ended August
        31, 2008, November 30, 2008 and February 28, 2009 in lieu of amending
        quarterly reports on Form 10-Q. Please provide the disclosures required by
        paragraph 26 of SFAS 154 (FASB ASC 250-10-50) in a manner similar to the
        disclosure in Note 19.

Exhibit 5.1, Opinion of Sichenzia Ross Friedman Ference LLP

11.   Please file a new exhibit 5 opinion to update it to a date more recent than June
        2008.

* * * * *

        As appropriate, please amend your filings in response to these comments. You
may wish to provide us with marked copies of your filings to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments
and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
filings and responses to our comments.

        You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or William
Thompson, Branch Chief, at (202) 551-3344 if you have questions regarding comments

on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Lawrence A. Rosenbloom, Esq.
        Ellenoff Grossman & Schole LLP
        Via facsimile